                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                        Eastern Insurance Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    276534104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven J. Tynan
                                  James L. Zech
                      High Ridge Capital Partners II, L.P.
                             5405 2 Morgan Hill Road
                            South Woodstock, VT 05071
                                 (802) 457-4314

                                 with a copy to:

                            James A. FitzPatrick, Jr.
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                               New York, NY 10019
                                 (212) 259-8000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 16, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  276534104                13 D                      PAGE 2 OF 14 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      High Ridge Capital Partners II, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

 NUMBER OF                  0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                    866,915(1)
 REPORTING            ----------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH
                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            866,915(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      866,915(1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------

         (1) 866,915 shares of Eastern Insurance Holdings, Inc.'s common stock are beneficially owned directly by High Ridge Capital Partners II, L.P. High Ridge GP II LLC is the general partner of High Ridge Capital Partners II, L.P. Steven J. Tynan and James L. Zech are the managers of High Ridge GP II LLC. Liberty Street Partners L.P. and James L. Zech collectively own 100% of the equity interests of High Ridge GP II LLC. The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, High Ridge GP II LLC, Liberty Street Partners L.P., Liberty Street Corp., Steven J. Tynan and James L. Zech can be deemed to share voting and dispositive power over the shares of Eastern Insurance Holdings, Inc.'s common stock beneficially owned directly by High Ridge Capital Partners II, L.P.

CUSIP NO.  276534104                13 D                      PAGE 3 OF 14 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      High Ridge GP II LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

 NUMBER OF                  0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                    866,915(1)
 REPORTING            ----------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH
                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            866,915(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      866,915(1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

--------------------------------------------

         (1) 866,915 shares of Eastern Insurance Holdings, Inc.'s common stock are beneficially owned directly by High Ridge Capital Partners II, L.P. High Ridge GP II LLC is the general partner of High Ridge Capital Partners II, L.P. Steven J. Tynan and James L. Zech are the managers of High Ridge GP II LLC. Liberty Street Partners L.P. and James L. Zech collectively own 100% of the equity interests of High Ridge GP II LLC. The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, High Ridge GP II LLC, Liberty Street Partners L.P., Liberty Street Corp., Steven J. Tynan and James L. Zech can be deemed to share voting and dispositive power over the shares of Eastern Insurance Holdings, Inc.'s common stock beneficially owned directly by High Ridge Capital Partners II, L.P.

CUSIP NO.  276534104                13 D                      PAGE 4 OF 14 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liberty Street Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

 NUMBER OF                  0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                    866,915(1)
 REPORTING            ----------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH
                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            866,915(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      866,915(1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

--------------------------------------------

         (1) 866,915 shares of Eastern Insurance Holdings, Inc.'s common stock are beneficially owned directly by High Ridge Capital Partners II, L.P. High Ridge GP II LLC is the general partner of High Ridge Capital Partners II, L.P. Steven J. Tynan and James L. Zech are the managers of High Ridge GP II LLC. Liberty Street Partners L.P. and James L. Zech collectively own 100% of the equity interests of High Ridge GP II LLC. The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, High Ridge GP II LLC, Liberty Street Partners L.P., Liberty Street Corp., Steven J. Tynan and James L. Zech can be deemed to share voting and dispositive power over the shares of Eastern Insurance Holdings, Inc.'s common stock beneficially owned directly by High Ridge Capital Partners II, L.P.

CUSIP NO.  276534104                13 D                      PAGE 5 OF 14 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liberty Street Partners L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

 NUMBER OF                  0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                    866,915(1)
 REPORTING            ----------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH
                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            866,915(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      866,915(1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

--------------------------------------------

         (1) 866,915 shares of Eastern Insurance Holdings, Inc.'s common stock are beneficially owned directly by High Ridge Capital Partners II, L.P. High Ridge GP II LLC is the general partner of High Ridge Capital Partners II, L.P. Steven J. Tynan and James L. Zech are the managers of High Ridge GP II LLC. Liberty Street Partners L.P. and James L. Zech collectively own 100% of the equity interests of High Ridge GP II LLC. The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, High Ridge GP II LLC, Liberty Street Partners L.P., Liberty Street Corp., Steven J. Tynan and James L. Zech can be deemed to share voting and dispositive power over the shares of Eastern Insurance Holdings, Inc.'s common stock beneficially owned directly by High Ridge Capital Partners II, L.P.

CUSIP NO.  276534104                13 D                      PAGE 6 OF 14 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Steven J. Tynan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

 NUMBER OF                  0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                    866,915(1)
 REPORTING            ----------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH
                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            866,915(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      866,915(1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------------------------

         (1) 866,915 shares of Eastern Insurance Holdings, Inc.'s common stock are beneficially owned directly by High Ridge Capital Partners II, L.P. High Ridge GP II LLC is the general partner of High Ridge Capital Partners II, L.P. Steven J. Tynan and James L. Zech are the managers of High Ridge GP II LLC. Liberty Street Partners L.P. and James L. Zech collectively own 100% of the equity interests of High Ridge GP II LLC. The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, High Ridge GP II LLC, Liberty Street Partners L.P., Liberty Street Corp., Steven J. Tynan and James L. Zech can be deemed to share voting and dispositive power over the shares of Eastern Insurance Holdings, Inc.'s common stock beneficially owned directly by High Ridge Capital Partners II, L.P.

CUSIP NO.  276534104                13 D                      PAGE 7 OF 14 PAGES

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James L. Zech
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

 NUMBER OF                  0
   SHARES             ----------------------------------------------------------
BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY
    EACH                    866,915(1)
 REPORTING            ----------------------------------------------------------
   PERSON             9     SOLE DISPOSITIVE POWER
    WITH
                            0
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            866,915(1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      866,915(1)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [ ]


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

--------------------------------------------

         (1) 866,915 shares of Eastern Insurance Holdings, Inc.'s common stock are beneficially owned directly by High Ridge Capital Partners II, L.P. High Ridge GP II LLC is the general partner of High Ridge Capital Partners II, L.P. Steven J. Tynan and James L. Zech are the managers of High Ridge GP II LLC. Liberty Street Partners L.P. and James L. Zech collectively own 100% of the equity interests of High Ridge GP II LLC. The general partner of Liberty Street Partners L.P. is Liberty Street Corp. Steven J. Tynan owns an equity interest in Liberty Street Corp. Accordingly, High Ridge GP II LLC, Liberty Street Partners L.P., Liberty Street Corp., Steven J. Tynan and James L. Zech can be deemed to share voting and dispositive power over the shares of Eastern Insurance Holdings, Inc.'s common stock beneficially owned directly by High Ridge Capital Partners II, L.P.

CUSIP NO.  276534104                  13 D                    PAGE 8 OF 14 PAGES


Item 1            Security and Issuer

This statement relates to the shares of common stock, no par value per share (the "Common Stock") of Eastern Insurance Holdings, Inc., a Pennsylvania corporation ("Eastern Holdings"). The address of the principal executive offices of Eastern Holdings is 25 Race Avenue, Lancaster, PA 17603.

Item 2            Identity and Background

(a) This statement is filed on behalf of High Ridge Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware ("High Ridge Partners"), High Ridge GP II LLC, a limited liability corporation organized under the laws of the State of Delaware ("High Ridge GP"), Liberty Street Corp., a corporation organized under the laws of the State of Delaware ("Liberty Corp."), Liberty Street Partners L.P., a limited partnership organized under the laws of the State of Delaware ("Liberty Partners"), Steven J. Tynan and James L. Zech. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

On June 22, 2006, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Eastern Holdings. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Accordingly, the Reporting Persons are filing a joint
Schedule 13D.

(b) and (c) High Ridge Partners is a private equity fund that invests in property/casualty insurance companies and related businesses. High Ridge GP is the general partner of High Ridge Partners and its principal business is to provide private equity advisory services to High Ridge Partners. The principal business of Mr. Tynan and Mr. Zech is to invest and manage investments in property/casualty insurance companies and related businesses, including serving as the managers of High Ridge GP. Liberty Partners and Mr. Zech collectively own 100% of the equity interests of High Ridge GP. Liberty Partners' principal business is investing in securities. Liberty Corp. is the general partner of Liberty Partners and its principal business is to provide private equity advisory services to Liberty Partners. Mr. Tynan and his wife Lois Tynan own collectively 100% of the equity interests in Liberty Corp. The principal business of Ms. Tynan is to serve as an executive officer of Liberty Corp.

The principal business address of High Ridge Partners, High Ridge GP, Liberty Corp., Liberty Partners, Mr. Tynan and Ms. Tynan is 5405 2 Morgan Hill Road, South Woodstock, VT 05071. The principal business address of Mr. Zech is 672 Oenoke Ridge, New Canaan, CT 06840.

Set forth in Schedule I attached hereto is the name and present principal occupation or employment of each of the managers, general partners, executive officers and directors of High Ridge Partners, High Ridge GP, Liberty Corp. and Liberty Partners.

(d) During the last five years, neither any Reporting Person nor any person identified in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither any Reporting Person nor any person identified in Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) All persons named in Schedule I are citizens of the United States of America.

Item 3            Source and Amount of Funds and Other Consideration.

On February 22, 2002, High Ridge Partners, using the partnership's working capital, purchased 2,635 shares of preferred stock of Eastern Holding Company, Ltd. ("EHC") at a price of $3,074.64 per share in a private offering. On June 16, 2006, Eastern Holdings acquired EHC for a purchase price of approximately $78.9 million and merged EHC with and into a wholly owned subsidiary of Eastern Holdings. In the merger, High Ridge Partners received from Eastern Holdings cash and 866,915 shares of Common Stock in exchange for High Ridge Partners' outstanding shares of EHC preferred stock.

CUSIP NO.  276534104                  13 D                    PAGE 9 OF 14 PAGES


Item 4            Purpose of Transaction.

The Reporting Persons have acquired the Common Stock as an investment in the regular course of business and intend to reexamine their investment in Eastern Holdings from time to time and, depending on market considerations and other factors, may purchase additional shares of Common Stock or other securities of Eastern Holdings or sell their shares of the Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

Mr. Zech serves as a non-employee director of Eastern Holdings.

Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of Eastern Holdings, or the disposition of securities of Eastern Holdings;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Eastern Holdings or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Eastern Holdings or any of its subsidiaries;

(d) Any change in the present board of directors or management of Eastern Holdings, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Eastern Holdings;

(f) Any other material change in Eastern Holdings' business or corporate structure;

(g) Changes in Eastern Holdings' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Eastern Holdings by any person;

(h) Causing a class of securities of Eastern Holdings to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Eastern Holdings becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5            Interest in the Securities of the Issuer.

(a) High Ridge Partners beneficially owns 866,915 shares or 7.6% of the outstanding Common Stock. High Ridge GP beneficially owns 866,915 shares or 7.6% of the outstanding Common Stock. Liberty Corp. beneficially owns 866,915 shares or 7.6% of the outstanding Common Stock. Liberty Partners beneficially owns 866,915 shares or 7.6% of the outstanding Common Stock. Ms. Tynan beneficially owns no shares or 0% of the outstanding Common Stock. Mr. Tynan beneficially owns 866,915 shares or 7.6% of the outstanding Common Stock. Mr. Zech beneficially owns 866,915 shares or 7.6% of the outstanding Common Stock.

(b) High Ridge Partners has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 866,915 shares of Common Stock. High Ridge GP has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 866,915 shares of Common Stock. Liberty Corp. has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 866,915 shares of Common Stock. Liberty Partners has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 866,915 shares of Common Stock. Ms. Tynan has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over no shares of Common Stock. Mr. Tynan, the president of Liberty Corp., has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 866,915 shares of Common Stock. Mr. Zech has sole voting and dispositive power over no shares of Common Stock and shared voting and dispositive power over 866,915 shares of Common Stock.

CUSIP NO.  276534104                  13 D                   PAGE 10 OF 14 PAGES


(c) See Item 3 for information as to all transactions in the Common Stock by the Reporting Persons in the past sixty days. No other transactions in the Common Stock have been effected by the Reporting persons during the past sixty days.

(d) No other person except for the Reporting Persons is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Statement.

(e) Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect Securities of the Issuer.

See Item 2 above for a description of that certain Joint Filing Agreement among the Reporting Persons attached hereto as Exhibit 99.1 and an understanding of the relationships among the persons named in Item 2.

Other than as described in Item 2, to each Reporting Person's knowledge there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Eastern Holdings, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7            Material to be filed as Exhibits.

EXHIBIT NO.                                 DESCRIPTION
          99.1            Joint Filing Agreement pursuant to 13d-1(k)(1)
                          among High Ridge Capital Partners II, L.P.,
                          High Ridge GP II LLC, Liberty Street Corp.,
                          Liberty Street Partners L.P., Steven J. Tynan
                          and James L. Zech.

CUSIP NO.  276534104                  13 D                   PAGE 11 OF 14 PAGES


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


June 22, 2006           High Ridge Capital Partners II, L.P.


                              By:   /s/ Steven J. Tynan
                                    ----------------------------
                                    Steven J. Tynan
                                    Manager of General Partner

June 22, 2006           High Ridge GP II LLC


                              By:   /s/ Steven J. Tynan
                                    ----------------------------
                                    Steven J. Tynan
                                    Manager

June 22, 2006           Liberty Street Corp.


                              By:   /s/ Steven J. Tynan
                                    ----------------------------
                                    Steven J. Tynan
                                    President

June 22, 2006           Liberty Street Partners L.P.


                              By:   /s/ Steven J. Tynan
                                    ----------------------------
                                    Steven J. Tynan
                                    President of General Partner

June 22, 2006           Steven J. Tynan


                              /s/ Steven J. Tynan
                              ----------------------------------
                              Steven J. Tynan

June 22, 2006           James L. Zech


                              /s/ James L. Zech
                              ----------------------------------
                              James L. Zech

CUSIP NO.  276534104                  13 D                   PAGE 12 OF 14 PAGES


                                  EXHIBIT INDEX

         Exhibit No.
         -----------
             99.1     Joint Filing Agreement pursuant to
                      13d-1(k)(1) among High Ridge Capital
                      Partners II, L.P., High Ridge GP II LLC,
                      Liberty Street Corp., Liberty Street
                      Partners L.P., Steven J. Tynan and James
                      L. Zech.